FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023
Commission File Number:  001-40930

OCEANPAL INC.
(Translation of registrant's name into English)
Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K (this "Report") as Exhibit 99.1 is a press release dated March 28, 2023 of OceanPal Inc. (the "Company") announcing the date for the Company's 2023 Annual Meeting of Shareholders.
Attached to this Report as Exhibit 99.2 is the Notice of Annual Meeting of Shareholders and Proxy Statement of the Company, which was mailed to shareholders of the Company on or around March 28, 2023.
Attached to this Report as Exhibit 99.3 is the Proxy Card of the Company, which was mailed to shareholders of the Company on or around March 28, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANPAL INC.
(registrant)

Dated: March 28, 2023
	By:	/s/ Robert Perri
Robert Perri
Chief Executive Officer